Exhibit 4.12

NOTE MODIFICATION AGREEMENT

Date: May 1, 2020	Loan No.: 400161200
USDA Case No.: 01-028-272406820

THIS MODIFICATION OF PROMISSORY NOTE is made and entered into this 1" day of May, 2020, by and between COOSA NURSING ADK, LLC (Hereinafter referred to as "Borrower") and METRO CITY BANK, (Hereinafter referred to as "Lender").

WITNESSETH:

WHEREAS, Borrower did execute that certain Note dated September 30, 2010, in favor of Lender in the original principal amount of SEVEN MILLION FIVE HUNDRED THOUSAND AND 00/100THS ($7,500,000.00) DOLLARS. The Note being secured by a certain Deed to Secure Debt date therewith: and

WHEREAS, Borrower and Lender desire to modify the Note as hereinafter set forth.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.The Borrower and the Lender have agreed on deferment of principal and interest payment for monthly payments due May 1, 2020 thrn September 1, 2020. Regular principal and interest payment shall recommence from the payment due date, October 1, 2020 (the "Recommencement Date") until the maturity date. Payments from the Recommencement Date shall be applied as follows: first to all current accrued interest, then to all interest deferred as provided therein, and then to outstanding principal until such time as the deferred interest is paid in full; and

2.Upon expiration of the deferral period, the payments will be re-amortized over the remaining term of the loan.

3.All other terms and conditions of the Note shall remain in full force and effect, except as otherwise expressly modified herein.

4.This Modification of Promissory Note shall bind and inure to the benefit of the parties hereto and their respective heirs, successors, representatives and assigns. Borrower hereby acknowledges that it does not have any claim of offset, defense, or cause of action of any nature against Lender which would impair or in any way reduce or diminish its liability to Lender. Borrower warrants that no default exists under the Note, the security instrument (as referenced in said Note) or any of the loan documents executed in connection with the Note. Except as amended and modified by this Modification, all other terms and conditions of the Note and the other Loan Documents shall remain the same and shall remain in full force and effect. The parties hereto acknowledge and agree that the execution and delivery of this Modification shall not effect a novation of the Note, or any other loan documents evidencing or securing same and shall not release any collateral or any obligations owed by Borrower to Lender. Time is of the essence of this Modification and this Modification shall be governed by the laws of the State of Georgia.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands and seals as of the day and year first above written.

BORROWER:	LENDER:
COOSA NURSING ADK, LLC	METRO CITY BANK